SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act Of 1934

                                 Amendment No. 5
                                 ---------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                       (Name of Subject Company (Issuer))
                                -----------------

                              CARE ASSOCIATES, LLC
                                (Name of Offeror)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    210026100
                      (CUSIP Number of Class of Securities)
                              --------------------

                              Stanley W. Hildebrand
                       Life Care Centers of America, Inc.
                              3570 Keith Street, NW
                               Cleveland, TN 37312
                            Telephone: (423) 473-5865
                            Facsimile: (423) 339-8339
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                    Copy to:
                              Tonya Mitchem Grindon
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                         211 Commerce Street, Suite 1000
                               Nashville, TN 37201
                            Telephone: (615) 726-5607
                            Facsimile: (615) 744-5607
                              --------------------

                            CALCULATION OF FILING FEE

    Transaction Valuation*                            Amount of Filing Fee**
--------------------------------                   -----------------------------
          $6,840,000                                         $805.07

* Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule-0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $456 (i.e., the tender offer Price) and (ii) 15,000, the estimated number of Units of limited partner interest to be acquired in this tender offer.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid:   $805.07      Filing Party: Care Associates, LLC
      Form or Registration No.: Schedule TO  Date Filed: May 26, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Commission on May 26, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on June 17, 2005, Amendment No. 2 to the Tender Offer Statement filed with the Commission on June 22, 2005, Amendment No. 3 to the Tender Offer Statement filed with the Commission on June 27, 2005 and Amendment No. 4 to the Tender Offer Statement filed with the Commission on June 28, 2005 (the "Schedule TO") by Care Associates, LLC (the "Company"), relating to the tender offer (the "Offer") by the Company to purchase Units of limited partner interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), the subject company, at a purchase price equal to $456 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2005 and July 13, 2005, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended (the "Offer to Purchase"), and the related Letter of Transmittal, which are dated and were filed with the Commission on May 26, 2005 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Company's original Schedule TO dated May 26, 2005.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 5 to the Schedule TO by reference in response to all of the items in the Schedule TO and applicable terms and exhibits set forth in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4, 6, 8 and 11.

     Items 4, 6, 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following information:

     On July 14, 2005, the Company issued a press release announcing the final results of the Offer, which expired at midnight, Eastern time, on Wednesday, July 13, 2005 (the "Expiration Date"). A copy of the press release is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.

     As of the Expiration Date, 2,104 Units of limited partner interests were delivered to the Depository, which were then accepted for payment by the Company. As a result, the Company owns 2,104 Units of limited partner interests of the Partnership, or approximately 14.03% of the outstanding Units.

     As part of the Offer, the Company certified to the Commission that the Offer is not part of a series of transactions that has the purpose of causing the Units to be held of record by less than 300 limited partners. In order to ensure that the Company was able to make this certification, the Company has agreed that for a period of twelve months from the Expiration Date, neither the Company nor any affiliate of the Company will purchase such number of additional Units that would result in the Company or its affiliates owning more than a majority of the outstanding Units.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

     (a)(5)(H) Press Release, dated July 14, 2005

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Care Associates, LLC

                                 By:  /s/ Forrest Preston
                                    -------------------------------------------
                                 Name and Title:  Forrest Preston, Chief Manager
                                 Date:  July 14, 2005

                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------

(a)(1)(A)  Offer to Purchase dated May 26, 2005(1)

(a)(1)(B)  Letter of Transmittal(1)

(a)(1)(C)  Notice of Withdrawal from the MacKenzie Offer(1)

(a)(5)(A)  Press Release, dated May 25, 2005(2)

(a)(5)(B) Letter to Unit Holders from Chief Manager of Care Associates, LLC, dated May 26, 2005(1)

(a)(5)(C)  Press Release, dated June 22, 2005(3)

(a)(5)(D) Letter to Unit Holders from Chief Manager of Care Associates, dated June 22, 2005(3)

(a)(5)(E)  Press Release, dated June 27, 2005(4)

(a)(5)(F)  Press Release, dated June 28, 2005(5)

(a)(5)(G) Letter to Unit Holders from Chief Manager of Care Associates, dated June 28, 2005(5)

(a)(5)(H)  Press Release, dated July 14, 2005



1 Previously filed on Schedule TO-I on May 26, 2005

2 Previously filed on Schedule TO-C on May 25, 2005

3 Previously filed on Schedule TO-T/A-2 on June 22, 2005

4 Previously filed on Schedule TO-T/A-3 on June 27, 2005

5 Previously filed on Schedule TO-T/A-4 on June 28, 2005